UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
 (Translation of registrant’s name into English)

90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

On July 29, 2024, SHL Telemedicine Ltd. (the “Company”) issued a press release, a copy of which is furnished herewith as Exhibit 99.1. In the press release, the Company announced that it has appointed David Arnon to serve as the Company’s new Chief Executive Officer, effective August 6, 2024. As previously disclosed in the Company’s Form 6-K filed with the Securities and Exchange Commission on March 14, 2024, Erez Nachtomy, the Company’s current CEO, announced his resignation, which will be effective upon Mr. Arnon assuming the position of CEO.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit	Description

99.1	Press release, dated July 29, 2024, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

	By:	/s/ Amir Hai
Amir Hai
Chief Financial Officer
July 29, 2024